*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
MongoDB, Inc.
in connection with Registration Statement
on Form S-1 filed on September 21, 2017

Babak Yaghmaie	VIA EDGAR AND OVERNIGHT COURIER
+1 212 479 6556
byaghmaie@cooley.com

September 28, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:                                         David Edgar, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Jeff Kauten, Attorney Advisor

Katherine Wray, Attorney Advisor

Barbara C. Jacobs, Assistant Director

RE:        MongoDB, Inc.
Registration Statement on Form S-1
Filed on September 21, 2017
File No. 333-220557

Ladies and Gentlemen:

On behalf of MongoDB, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s Class A common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-220557), filed with the Commission on September 21, 2017 (the “Registration Statement”). We are providing this letter to supplement the Company’s responses (the “Prior Response Letters”) to prior comment number 10 from the Staff received by letter dated July 5, 2017 and prior comment number 4 from the Staff received by letter dated August 22, 2017, relating to the Registration Statement originally confidentially submitted on June 8, 2017, which sets forth the historical information with respect to the estimated fair value of the Company’s common stock since October 31, 2015.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 479-6556 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[****] to $[****] per share (the “Preliminary IPO Price Range”) for its IPO, which takes into account a proposed 1-for-2 reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place during the Company’s September 20, 2017 Board meeting that included representatives of the underwriters.

The Company expects to include a two-dollar price range and the approved Reverse Stock Split in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date. The Company historically issued options to purchase shares of its common stock. In November 2016 the Company created two classes of common stock, Class A and Class B, and exchanged all of its outstanding stock options to purchase common stock for options to purchase shares of its Class B common stock. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the fair value of stock options. The Prior Response Letters set forth a summary of equity awards since December 3, 2015 and describe and quantify the significant assumptions used to determine the fair value of these awards. An updated summary of equity awards is set forth below for the Staff’s reference, after giving effect to the Reverse Stock Split:

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted		Third-Party Valuation Date	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
December 3, 2015	346,250		October 31, 2015	$17.36	$17.36
April 13, 2016	3,036,731		February 15, 2016	6.50	6.50
July 13, 2016	544,375		May 31, 2016	7.16	7.16
August 15, 2016	2,000		May 31, 2016	7.16	7.16
October 5, 2016	468,625		May 31, 2016	7.16	7.16
December 7, 2016	352,500		October 31, 2016	7.58	7.58
April 5, 2017	1,845,875		January 31, 2017	8.40	8.40
April 19, 2017	267,500		January 31, 2017	8.40	8.40
June 6, 2017	25,000	(1)	April 30, 2017	—	11.18
July 13, 2017	654,050		April 30, 2017	11.18	11.18
September 6, 2017	476,600		July 31, 2017	13.50	[****]	(2)
September 15, 2017	185,000		July 31, 2017	13.50	[****]	(2)

(1)         Represents restricted stock units.

(2)         Represents a preliminary estimate of a revised fair value per share. See description of determination of fair value below under “September 2017 Grants.”

The Company respectfully refers the Staff to the Prior Response Letters for a discussion of the determination of the fair market value by the Company’s Board of Directors (the “Board”) of the Company’s common stock from December 3, 2015 through July 13, 2017. A discussion of the determination for the September option grants is set forth below.

September 2017 Grants

On each grant date in September 2017, the Board determined that the fair market value of the Company’s common stock was $13.50 per share, after giving effect to the Reverse Stock Split, and awarded the grants at this price. The Board based this determination on several factors, including a contemporaneous valuation prepared by an independent third-party valuation firm as of July 31, 2017 (the “July 2017 Valuation”), and determined at the time of each grant that there were no material changes in the Company’s business since July 31, 2017, or in the assumptions upon which the July 2017 Valuation was based, that affected the fair value of the Company’s common stock on the date of such grants.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

In the July 2017 Valuation, the independent third-party valuation firm (1) estimated the Company’s value using a hybrid method assuming the occurrence of an IPO in approximately 0.92 years as compared to 1.17 years in the contemporaneous valuation as of April 30, 2017 (the “April 2017 Valuation”), and then (2) estimated the per share fair value of the Company’s common stock by considering (a) the option pricing model (“OPM”), (b) secondary sales of the Company’s common stock, (c) an IPO scenario. The July 2017 Valuation applied revenue multiples for the IPO scenario and the OPM which remained unchanged from the April 2017 Valuation.

The primary reason for the increase in the concluded fair market value per share of $13.50 in the July 2017 Valuation, as compared to the concluded fair market value per share of $11.18 in the April 2017 Valuation, in each case after giving effect to the Reverse Share Split, was the Company’s progress towards a potential IPO, as reflected by an increased weighting on and reduced time to an IPO scenario. In the April 2017 Valuation, the IPO scenario was weighted at 25% in the hybrid approach (with the remaining 75% weighted towards the OPM) to reflect the Company’s commencement of preparations for a potential IPO. The result of the hybrid approach was weighted at 80%, with observed secondary sales receiving the remaining 20% weighting. In the July 2017 Valuation, the IPO scenario weighting was increased to 50% to reflect the Company’s continued progress towards a potential offering. The remaining 50% was weighted towards the OPM. The result of the hybrid approach was weighted at 75%, with observed secondary sales receiving the remaining 25% weighting given the Company’s continued progress towards a potential offering.

July 2017 Grants

On July 13, 2017, the Board determined that the fair value of the Company’s common stock was $11.18 per share, after giving effect to the Reverse Stock Split. The Board based this determination on several factors, including the April 2017 Valuation, the Company’s preparations for a potential IPO and the Company’s recent results and business outlook. As indicated above, the April 2017 Valuation included the introduction of an IPO scenario to the hybrid method to reflect the Company’s commencement of preparations for a potential offering. However, given the uncertainty related to the likelihood or timing for a potential offering, this method was weighted at 25%. As of July 13, 2017, this weighting continued to be appropriate given the sustained uncertainty around the likelihood or timing of a potential offering despite the Company’s initial confidential submission of its Registration Statement.

Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[****] to $[****] per share. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company, the Board and representatives of the underwriters, that took place on September 20, 2017. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

The estimated fair market value of $13.50 per share at September 6 and September 15, 2017 was lower than the Preliminary IPO Price Range determined on September 20, 2017. The primary factors that account for the increase of the Preliminary IPO Price Range over the September 6 and September 15, 2017 estimated fair value are the timing and probability of a potential IPO. The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s Class A common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of the fair value of common stock as of September 6 and September 15, 2017 due to the possibility that the Company would not complete an IPO. The Preliminary IPO Price Range is consistent with the Company’s estimated value as of the IPO date in the IPO scenario in the July 2017 Valuation.

Due to the proximity of the September 6 and September 15, 2017 option grants to the determination of the Preliminary IPO Price Range, the Company retrospectively assessed the fair value used for those grants for financial reporting purposes and determined to record additional stock-based compensation expense for the September option grants, assuming a revised fair value equal to the midpoint of the price range to be included in an amendment to the Registration Statement, which is preliminarily estimated to be $[****] per share. The Company will revise the subsequent events footnote in such amendment to the Registration Statement to reflect the aggregate amount of stock-based compensation expense for those awards that is expected to be recognized over a weighted-average requisite service period of four years.

Summary

The Company believes that the fair values determined for the common stock underlying each option grant and restricted stock award are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

*  *  *  *  *

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Please contact me at (212) 479-6556 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:                                Dev Ittycheria, MongoDB, Inc.

Michael Gordon, MongoDB, Inc.

Andrew Stephens, MongoDB, Inc.

Eric Jensen, Cooley LLP

Nicole Brookshire, Cooley LLP

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

[****] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.